UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                           IMPSAT FIBER NETWORKS, INC.
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                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                   45321T 20 2
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                                 (CUSIP Number)

                                Edward T. Dartley
                     W.R. Huff Asset Management Co., L.L.C.
                                  67 Park Place
                          Morristown, New Jersey 07960
                                 (973) 984-1233
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 23, 2004
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.         45321T 20 2
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1.   Names of Reporting  Persons.  I.R.S.  Identification  Nos. of above persons
     (entities only):

                                 William R. Huff
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2.   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a)                    Not
     (b)                 Applicable
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3.   SEC Use Only

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4.   Source of Funds (See Instructions):  OO
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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e):

                Not Applicable
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6.   Citizenship or Place of Organization:  United States
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   Number of                                   7. Sole Voting Power:         *
                                                  ------------------------------
   Shares Beneficially                         8. Shared Voting Power:       *
                                                  ------------------------------
   Owned by
   Each Reporting                              9. Sole Dispositive Power:    *
                                                  ------------------------------
   Person With                                10. Shared Dispositive Power:  *
                                                  ------------------------------
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person:  ________*
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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):             Not Applicable
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13.  Percent of Class Represented by Amount in Row (11):  26.1%*
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14.  Type of Reporting Person (See Instructions):  IA, IN
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*   WRH Partners Global Securities,  L.P., a Delaware limited  partnership, W.R.
Huff Asset Management Co., L.L.C., a Delaware  limited  liability  company,  and
certain  other  affiliated  limited   partnerships   (collectively,   the  "Huff
Entities"), for their clients and/or on behalf of certain separately managed accounts (collectively, the "Accounts"), have been issued and/or have acquired, in the aggregate, $37,325,732 principal amount of the Series A 6% Senior Guaranteed Convertible Notes due 2011 of IMPSAT Fiber Networks, Inc. ("the Company") (the "Series A Notes"), $11,222,469 principal amount of the Series B 6% Senior Guaranteed Convertible Notes due 2011(the "Series B Notes"), and warrants to purchase an aggregate of 320,321 Shares. As of November 23, 2004, the Series A Notes are convertible into 2,725,898 shares of the common stock, par value $0.01 per share (the "Shares"), of the Company, and the Series B Notes are convertible into 534,375 Shares of the Company. William R. Huff possesses sole power to vote and direct the disposition of all securities of the Company issued to or on behalf of the Accounts. Thus, as of November 23, 2004 for the purposes of Reg. Section 240.13d-3, William R. Huff is deemed to beneficially own 3,580,594 Shares, or approximately 26.1% of the Shares deemed issued and outstanding as of that date. Mr. Huff's interest in the Shares is limited to his pecuniary interest, if any, in the Huff Entities and/or the Accounts. See Item 5 for additional information.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon information in the Company's Form 10-Q, filed by the Company with the Securities and Exchange Commission on November 15, 2004, there were 10,116,100 Shares issued and outstanding as of November 23, 2004. As of November 23, 2004, the Huff Entities, for their clients and/or on behalf of the Accounts, have been issued and/or have acquired, in the aggregate, $37,325,732 principal amount of the Series A 6% Senior Guaranteed Convertible Notes due 2011 of the Company, $11,222,469 principal amount of the Series B 6% Senior Guaranteed Convertible Notes due 2011, and warrants to purchase an aggregate of 320,321 Shares. As of November 23, 2004, the Series A Notes are convertible into 2,725,898 Shares of the Company, and the Series B Notes are convertible into 534,375 Shares of the Company.

          Pursuant to the terms of the Series A Notes and the Series B Notes (collectively, the "Notes"), the Company must pay interest on the Notes, until September 2005, by adding accrued interest to the principal amount of the Notes. As a result of such terms of the Notes, the amount or number of Shares that may be acquired upon the conversion of the Notes is subject to increase, which such increase includes both accrued interest that (i) has been accrued prior to the date hereof pursuant to the addition of such accrued interest to the principal amount of the Notes and (ii) may be accrued after the date hereof pursuant to future additions of such accrued interest to the principal amount of the Notes.

          William  R.  Huff   possesses  sole  power  to  vote  and  direct  the
disposition of all securities of the Company issued to or on behalf of the Accounts, subject to the internal screening and other securities law compliance procedures of the Huff Entities described below. Thus, as of November 23, 2004, for the purposes of Reg. Section 240.13d-3, William R. Huff is deemed to beneficially own 3,580,594 Shares, or approximately 26.1% of the Shares deemed issued and outstanding as of that date. Mr. Huff disclaims any pecuniary interest in the Shares.

          The Huff Entities have in place appropriate internal screening procedures and other securities law compliance policies that from time to time require Mr. Huff to delegate to one or more employees of the Huff Entities transaction and/or securities disposition authority with respect to certain entities, including the Company. All such employees serve under the ultimate direction, control and authority of Mr. Huff.

          The following table details the transactions during the sixty days on or prior to November 23, 2004 in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Huff or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof (each of which was effected in a private transaction):

                                   (Purchases)

        Date                         Quantity                      Price
        ----                         --------                      -----

  November 23, 2004          $8,633,969 Series B Notes             $5,612,080


                                     (Sales)

                                      NONE




                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         November 30, 2004


                                         /s/ William R. Huff
                                        ----------------------------------------
                                        William  R.  Huff,   on  behalf  of  WRH
                                        Partners  Global  Securities,  L.P.  and
                                        W.R. Huff Asset  Management Co., L.L.C.,
                                        certain limited partnerships and limited
                                        liability companies  affiliated with WRH
                                        Partners  Global  Securities,  L.P.  and
                                        W.R. Huff Asset  Management Co., L.L.C.,
                                        and certain separately managed accounts.



           Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).